EXHIBIT 4.2

Shane L. Weiskircher
3480 Jullion Way
Boise ID 83704

Dear Shane:

Position Offered: We are very pleased to offer you the position of Vice President, Internet Research for Oleramma, Inc. You will become an Officer of the Company.

Signing Bonus: You will also be entitled to receive a signing bonus of 60,000 Shares ("Bonus Shares") . These Bonus Shares will issued in the amount of 5,000 Bonus Shares per month commencing on the April 1, 2000 and continuing for the next 11 months on he 1st business day of each month. If you decide not to commence employment by the start date all Bonus Shares shall be returned to Oleramma, Inc. forthwith.

Termination: Oleramma, Inc. agrees to pay you a separation allowance of three month's base salary if you are terminated by Oleramma, Inc., for any reason, other than for just cause. You will be entitled to keep all Bonus Shares earned up to the point of Termination including the Bonus Shares due for the current month that said termination takes place. Furthermore, at the point of Termination this agreement and all future Bonus Shares as well as this agreement will be canceled.

If you are terminated by Oleramma, Inc. for just cause (which shall include unsatisfactory performance as may be reasonably determined by the Board of Directors) you will not be entitled to a separation allowance, however you will keep all Bonus Shares earned through the end of the current month in which you are terminated.

If you voluntarily terminate (resign) your employment agreement for any reason you will not be entitled to the separation allowance listed above, however you would retain all Bonus Shares earned though the end of the current month that such termination (resignation ) was tendered.

Non-Disclosure: You will be required to sign a nondisclosure agreement.

Full-Time Position: You will be required to devote your services full-time to Oleramma and agree to limit outside business activities to nonactive, passive investments. Examples of these activities include management of employee's personal financial assets such as financial instruments or real estate, either directly or through closely held business entities. Direct roles in outside businesses must be pre-approved by the Board of Directors on an individual basis.

Start Date: Your proposed start date with Oleramma is April 1, 2000 or earlier, and all documentation and financial transactions are to be completed by then.

Entire Agreement:: This document fully includes or describes all principal terms and conditions of your employment and there are no other representations either verbal or otherwise.

We look forward to your acceptance of this offer, and welcome you as a key member of the operational team at Oleramma, Inc.

Yours truly,

OLERAMMA, INC.

/s/ Larry Hunter
--------------------------
Larry Hunter, Director


/s/ Bry Behrmann
---------------------------
Bry Behrmann, Director


Please indicate your acceptance of this offer by signing below.

/s/ Shane L. Weiskircher
-----------------------------------------------
Shane L. Weiskircher       Date: March 22, 2000



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